SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

                For the fiscal year end December 31, 2000

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       RUBY TUESDAY, INC. SALARY DEFERRAL PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                               RUBY TUESDAY, INC.
                             150 West Church Avenue
                           Maryville, Tennessee 37801




Exhibit index appears at page 3. This report contains a total of 16 pages.

                                  EXHIBIT INDEX



Exhibit                                                        Page
Number          Description                                   Number


1         Annual Report to Security-Holders                    4
23        Consent of KPMG LLP, Independent Auditors,          16
           dated June 28, 2001

                     Ruby Tuesday, Inc. Salary Deferral Plan

                              Financial Statements
                           and Supplemental Schedules



                     Years ended December 31, 2000 and 1999




                                    Contents

Independent Auditors' Report.........................................4

Audited Financial Statements

Statements of Net Assets Available
for Benefits - December 31, 2000 and 1999............................5

Statements of Changes in Net Assets Available
for Benefits - Years Ended December 31, 2000 and 1999................6

Notes to Financial Statements........................................7

Supplemental Schedules

Schedule of Assets Held for Investment
Purposes - December 31, 2000........................................13
Schedule of Reportable Transactions-
Year Ended December 31, 2000........................................14

                          Independent Auditors' Report

Employee Benefits Committee of
Ruby Tuesday, Inc:


We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                              /s/ KPMG LLP


Louisville, Kentucky
June 18, 2001

                     Ruby Tuesday, Inc. Salary Deferral Plan
                    Statements of Net Assets Available for Benefits


                                                    December 31,
                                        2000                           1999
                ---------------------------------------------------------------

Assets Investments at fair value:
  Company Stock Funds              $6,327,107                        $4,320,043
  Mutual Funds                      7,074,151                         8,338,765
  Money Market Funds and Cash         820,291                           602,494
  Loans to Participants               301,755                           297,012
                                ------------------------------------------------
                                   14,523,304                        13,558,314


Guaranteed investment contracts
  with insurance companies,
  at contract value                         -                           103,025
                                ------------------------------------------------
Total Investments                  14,523,304                        13,661,339


Contributions Receivable:
  Participants                         99,399                            77,116
  Employer                             24,683                            11,948
                                ------------------------------------------------
                                      124,082                            89,064
                                ------------------------------------------------

Net Assets Available for Benefits $14,647,386                       $13,750,403
                                ================================================

See accompanying notes to the financial statements

              Ruby Tuesday, Inc. Salary Deferral Plan
      Statements of Changes in Net Assets Available for Benefits


                                                Years Ended December 31,
                                             2000                    1999
                                     -------------------------------------------
Net Investment Income:
  Net appreciation in fair value
    of investments                       $2,181,340               $388,285
  Dividends on Ruby Tuesday,
    Inc. common stock                        19,849                 21,508
  Other dividends and interest              303,375                337,578
                                     -------------------------------------------
                                          2,504,564                747,371
Administrative Expenses                     (41,282)               (43,171)
                                     -------------------------------------------
                                          2,463,282                704,200
Contributions:
  Participants                            1,274,798              1,412,127
  Employer                                  209,101                199,378
                                     -------------------------------------------
                                          1,483,899              1,611,505

Distributions to participants            (3,050,198)            (2,830,342)
                                     -------------------------------------------
Net increase (decrease)                     896,983               (514,637)
Net assets available for benefits
  at beginning of year                   13,750,403             14,265,040
                                     -------------------------------------------
Net assets available for benefits
  at end of year                        $14,647,386            $13,750,403
                                     ===========================================

See accompanying notes to the financial statements

                     Ruby Tuesday, Inc. Salary Deferral Plan

                          Notes to Financial Statements

                           December 31, 2000 and 1999


1. Description of the Plan

   The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the Plan) is provided for informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a) General

   The Plan is a voluntary, defined contribution plan covering all full-time employees of Ruby Tuesday, Inc. (the Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   The general administration of the Plan is the responsibility of the Employee Benefits Committee (the Committee) which consists of at least two persons and not more than seven persons appointed by the Board of Directors. Cost of administering the Plan are paid by the Company to the extent not paid by the Trust.

   (b) Contributions

   Each year, participants may contribute between 2% and 10% of their annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit
   or  contribution   plans.   Participants   direct  the  investment  of  their
   contributions into various options offered by the Plan. The Plan currently offers a Company Stock fund, seven mutual funds, one money market fund, and a guaranteed investment contract as investment options for participants. The Company matches 20% of the employee's contribution for those employees who have completed at least 3 years of service but fewer than 10 years; 30% of the employee's contribution for those employees who have completed at
   least  10  years  of   service  but  fewer  than 20 years;  and 40% of the
   employee's contribution for those employees who have completed at least 20 years of service. The matching Company contribution is invested directly in Ruby Tuesday, Inc. common stock. For those employees whom are classified as a highly compensated employee, the Company matches 20% of the employee's contribution regardless of the employee's years of service. Contributions are subject to certain limitations.

   (c) Participant Accounts

   Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   (d) Vesting

   Participants are 100% vested in their contributions and respective matching Company contributions plus actual earnings thereon.

   (e) Payment of Benefits

   On termination of service due to death, disability, or retirement, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.

   (f) Participant Loans

   Participants may borrow from their fund accounts a minimum balance of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance of the participant's account. The interest rate charged is fixed at the time of the loan at the prime rate plus 1%.

2. Significant Accounting Policies

   (a) Basis of Accounting

   The financial statements of the Plan are presented on the accrual method of accounting.

    (b) Use of Estimates

    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may vary from those estimates.

    (c) Investment Valuation and Income Recognition

    Investments in mutual funds are stated at fair value based on quoted redemption values on the last business day of the plan year. Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day of the plan year.

    Guaranteed investment contracts are stated at the contract value as determined by the insurance companies. Contract value represents contributions made under the contracts, plus interest at the contract rates, less funds used to pay benefits and the insurance companies' administrative expenses.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method.

    (d) Plan Expenses

    Administrative expenses of the Plan are paid by the Company to the extent not paid by the Trust.

3. Investments

   The Plan's investments are held by a trust fund administered by Prudential Investments except for its guaranteed investment contracts with insurance companies (see Note 7) and its investments in mutual funds which are held by the funds themselves.

   The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                                  2000                   1999
                                      ------------------------------------------
   Investments at fair value as determined
     by quoted market prices:
   Company stock funds
    Ruby Tuesday, Inc. common stock         $ 6,327,107 *          $ 4,320,043 *
   Mutual Funds:
    Putnam Diversified Income Trust
     Fund A                                   1,299,950              2,167,844
    Prudential Equity Fund A                  1,690,534              2,201,902
    Franklin Small Cap Growth Fund            1,366,669              1,299,226
    Prudential Stock Index Fund               1,118,065              1,188,912
    Templeton Growth Fund A                   1,187,422              1,124,370
    Prudential Moneymart Assets A               820,291                602,494

            * Nonparticipant-Directed


   The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $2,181,340 and $388,285 during the years ended December 31, 2000 and 1999, respectively, as follows:
                                                           December 31
                                                  2000                   1999
                                      ------------------------------------------
   Company stock funds                        $2,638,480            $ (730,750)
   Mutual funds                                 (457,140)            1,119,035
                                      ------------------------------------------
   Totals                                     $2,181,340            $  388,285
                                      ==========================================

   Information  about  the  components  of the changes in net assets during the
   years ended December 31, 2000  and  1999  related  to  the   nonparticipant-
   directed investments are as follows:

   Change in net assets:                                      December 31,
                                                      2000                   1999
                                   -----------------------------------------------
   Net appreciation (depreciation)                $2,638,480            $(730,750)
   Dividends                                          19,849               21,508
   Other dividends and interest                       12,634               14,728
   Administrative expenses                            (8,714)              (9,141)
   Contributions                                     477,348              557,927
   Distributions to participants                    (814,295)            (569,328)
   Net transfers to participant-directed investments 275,785               (3,856)
                                                  --------------------------------

                                                  $2,601,087            $(718,912)

                                                  ================================

4. Plan Termination

   The Plan may be terminated at any time by the Company's Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Each participant would receive a proportionate share of the remaining assets, as determined by the individual account balances, on the date of termination.

5. Income Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

6.  Transactions with Parties In Interest

    The Company Stock Fund invests solely in Company stock. At December 31, 2000 and 1999, this fund held 414,892 and 475,070 shares of Company stock, respectively, with market values of $6,327,107 or $15.25 per share and $4,320,043 or $9.09 per share, respectively.

    The Company effected a two-for-one stock split in the form of a 100% stock dividend paid on May 19, 2000 to shareholders of record on April 28, 2000. All references to the number of shares and per share amounts have been restated to give retrocative effect to the stock split for all periods presented.

    Certain Plan investments are shares of mutual funds managed by Prudential Investments. Prudential Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $41,282 and $43,171 for the years ended December 31, 2000 and 1999, respectively.

7.  Guaranteed Investment Contracts with Insurance Companies

    During 2000 and 1999, the Plan had guaranteed investment contracts with two insurance companies: New York Life and Transamerica Occidental Life. Deposits made under these two contracts earned interest at guaranteed rates between 7.08% and 7.70%. The contract with Transamerica Occidental Life and New York Life matured in 2000 and 1999, respectively. The contract value at December 31, 2000 and 1999 is as follows:

                                                    2000                1999
                                           -------------------------------------
    Transamerica Occidental Life,
      guartanteed investment contract             $   -              $ 103,025
                                           =====================================


    The average yield for the contracts for the years ended December 31, 2000 and 1999 was 7.08% and 7.60%, respectively.


    The fair value of the contracts are determined using the present value of the contracts' projected cash flows, discounted at rates based on current yields of similar investments with comparable durations.

8.  Subsequent Event

    On April 10, 2001, the Board of Directors of the Company changed trustees from Prudential Retirement Services to Strong Investments. The change is effective on June 1, 2001.

                     Ruby Tuesday, Inc. Salary Deferral Plan
                 Schedule of Assets Held for Investment Purposes
                    Employer Identification Number 63-0475239
                                 Plan Number 001
                                December 31,2000

Identity of Issuer,
Borrower, Lessor or                Description of                       Current
Similar Party                        Investment         Cost             Value

Investments:
Company Stock Fund:
Ruby Tuesday, Inc. *               414,892 shares     $3,004,388      $6,327,107
                                    of common stock

Mutual Funds:
Aim High Yield Fund A              11,763 shares          96,200          63,874
                                    of mutual fund
Putnam Diversified Income A       132,513 shares       1,553,458       1,299,950
                                    of mutual fund
Aim Balanced Fund A                11,553 shares         338,671         347,637
                                    of mutual fund
Prudential Stock Index Z *         38,029 shares       1,175,447       1,118,065
                                    of mutual fund
Prudential Equity Fund A  *        99,559 shares       1,905,161       1,690,534
                                    of mutual fund
Franklin Small Capital             34,749 shares       1,052,505       1,366,669
  Growth                            of mutual fund
Templeton Growth Fund A            64,569 shares       1,205,153       1,187,422
                                    of mutual fund
                                                    ----------------------------
Total Mutual Funds                                     7,326,595       7,074,151

Money Market Fund:
Prudential MoneyMart               820,291 shares        820,291         820,291
Assets A  *                         of mutual fund

Participant Loans                  Prime + 1%                  0         301,755
                                                    ----------------------------

Total Assets Held for Investment Purposes            $11,151,274     $14,523,304
                                                    ============================

*  Represents a party-in-interest

                     Ruby Tuesday, Inc. Salary Deferral Plan
                       Schedule of Reportable Transactions
                    Employer Identification Number 63-0475239
                                 Plan Number 001
                           Year Ended December 31,2000

                                                                             Current Value
                                                                             of Asset on
                                                  Purchase  Selling  Cost of Transaction
Identity of Party Involved  Description of Assets Price     Price    Asset    Date        Net Gain

-----------------------------------------------------------------------------------------------------------------------------------

Individual Transactions in Excess of 5% of Plan Assets
------------------------------------------------------------------------------------------------------------------------------------

There were no transactions involving nonparticipant-directed investments in excess of 5% of Plan assets

Series of Securities Transactions in Excess of 5% of Plan Assets
------------------------------------------------------------------------------------------------------------------------------------

*Prudential Investments    *Ruby Tuesday Co Stock  623,861            623,681    623,681
                           *Ruby Tuesday Co Stock          1,255,277  782,715  1,255,277  472,562

Note: This schedule only includes nonparticipant-directed investments.

* Represents a party-in-interest

                                   SIGNATURES



Ruby Tuesday, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Ruby Tuesday, Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Ruby Tuesday, Inc.
                              Salary Deferral Plan







Date  June 28, 2001                       /s/Dolph Von Arx
      -------------                       Dolph Von Arx
                                          Director; Chairman,
                                          Compensation Committee

Date  June 28, 2001                       /s/J. Russell Mothershed
      -------------                       J. Russell Mothershed
                                          Plan Administrator

                    Consent of KPMG LLP, Independent Auditors


The Board of Directors
Ruby Tuesday, Inc.:


We consent to  incorporation  by  reference  in  the   Registration  Statements
(Form S-8 No. 33-20585 and Form S-8 No. 333-03153) pertaining to the Ruby Tuesday, Inc. Salary Deferral Plan of our report dated June 18, 2001, relating to the statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended, and all related schedules, which report appears in the December 31, 2000 annual report on Form 11-K of the Ruby Tuesday, Inc. Salary Deferral Plan.


                                                    /s/KPMG LLP


Louisville, Kentucky
June 28, 2001